September 6, 2013

Via EDGAR

Mr. Daniel L. Gordon

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Newcastle Investment Corp. (the “Company”)
Form 10-K for the year ended December 31, 2012
Filed February 28, 2013
File No. 1-31458

Dear Mr. Gordon:

The Company has received the letter dated August 19, 2013 from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission with respect to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2012 filed on February 28, 2013. The Company notes that it filed a request for an extension on August 30, 2013, following its telephonic conversation with you on August 29, 2013.

For reference purposes, the text of each of the Staff’s numbered comments is provided herein in bold. The Company’s responses follow the Staff’s numbered comments.

Form 10-K for the year ended December 31, 2012

Item 9A. Controls and Procedures, page 148

1.	We have reviewed your response to our prior comment, noting you determined the material weakness identified in your internal control over financial reporting (ICFR) did not affect your conclusion that your disclosure controls and procedures (DCP) were effective at December 31, 2011. Please note that DCP include the components of ICFR that provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with GAAP. To the extent ICFR impacts public disclosure, DCP are inclusive of such internal controls, as DCP apply to all material information to be included in a report, within and outside the financial statements. Considering the fact that the material weakness identified in your ICFR resulted in a restatement of your financial statements and your response to our prior comment 5 in our letter dated June 27, 2013, in which you state that the material weakness resulted from error in the analysis of the accounting principles applicable to the reporting of a non-routine transaction, please explain in detail how you concluded that disclosure controls and procedures were effective as of December 31, 2011.

As directed by the Staff during the telephonic conversation on August 29, 2013, the Company is providing a single written response following comment 2 below.

2.	In addition to above, please provide further detail and identify the steps you have taken to address the material weakness in your internal control over financial reporting and identify the time period during which such steps were taken to remediate the material weakness as of December 31, 2012. Also tell us how you determined that your remediation efforts were successful given that your independent registered public accounting firm identified the error subsequent to December 31, 2012.

The steps and timeframe related to the remediation of internal control over financial reporting as of December 31, 2011 were the addition of accounting personnel in June 2012. The timeline of the events related to the material weakness in the Company’s internal control over financial reporting is set forth below.

Date	Event

June 2011	• The Company deconsolidates CDO V. • Unbeknown to management, there is an error in the accounting for the deconsolidation.

December 31, 2011	• Unbeknown to management, as of this date, there is a material weakness in ICFR related to the error in the accounting for the deconsolidation of CDO V.

March 15, 2012

•     The Company files its 10-K for the year ended 2011, reporting effective ICFR.

•     Management recognizes that the increasing number of non-routine transactions warrants an enhancement to ICFR although the material weakness has not been recognized as such.

June 2012

•     Management makes changes to its team of accounting personnel, including adding an additional senior accountant, specifically to assist in the assessment of an increasing number of non-routine transactions.

•     Consequently, management remediates the material weakness in ICFR as of December 31, 2011, although the material weakness has not yet been recognized as such.

June – December 2012

•     A number of non-routine transactions occur, including the formation of a new business segment (senior living) and the liquidation and termination of CDO X.

•     The new senior accountant was directly involved in the assessment and the accounting for these transactions, which were recorded and disclosed properly.

February 26, 2013

•     ICFR is evaluated and is determined to be effective as of December 31, 2012.

•     As part of its 2012 audit, the Company’s independent registered public accounting firm informs management that it has identified an error in the financial statements for the year ended December 31, 2011 related to the deconsolidation of CDO V.

February 28, 2013

•     The Company files its 10-K for the year ended 2012, reporting a material weakness in its ICFR for the year ended December 31, 2011 in Item 9A and reporting effective ICFR and DCP as of December 31, 2012.

The Company respectfully submits that the timing of management’s identification of the error should not, in this case, have any bearing on the determination of the success of the remediation efforts given that the error and the deficiency occurred in 2011, the control in question is non-routine, and steps were taken in 2012 to strengthen controls over non-routine transactions such that similar errors are now less likely to recur. As a result, the Company’s remediation efforts should be deemed successful if the material weakness in ICFR that had existed as of December 31, 2011 was remediated prior to December 31, 2012. If this were not the standard for judging the success of remediation efforts, then a registrant that had a material weakness during an interim period and remediated it prior to year end should report that it actually had a material weakness as of year end.1 Accordingly, the Company does not believe that its remediation efforts were required to identify the material weakness in the prior reporting period in order for such efforts to be considered successful.

In addition, the Company respectfully notes that its position is not inconsistent with remarks made by a member of the Staff, who indicated that when management restates previously issued financial statements, it may conclude with respect to the following year that a material weakness does not exist at the end of such year:

“When management restates previously issued financial statements to correct a material misstatement, it may have concluded a material weakness does not exist, existed but has since been remediated, or still exists as of the current year end.”2

As noted in the Company’s response to comment 5 of the Staff’s letter dated June 27, 2013, the material weakness in the Company’s ICFR as of December 31, 2011 resulted from human error in the analysis of the accounting principles applicable to the reporting of a non-routine transaction and the need for greater oversight of such accounting analysis in order to ensure that complex transactions are accurately recorded. The Company believes that the material weakness was remediated prior to December 31, 2012 because the Company expanded its accounting personnel and oversight of accounting for non-routine transactions in June 2012. Therefore, the Company believes that its determination regarding the effectiveness of ICFR as of December 31, 2012 was appropriate. The Company notes that its independent registered public accounting firm also concluded that its ICFR as of December 31, 2012 was effective.

Sincerely,

/s/ Jonathan Brown
Name:	Jonathan Brown
Title:	Interim Chief Financial Officer and Principal Accounting Officer

[1]	Auditing Standard No. 5, paragraph 53, supports the position that a material weakness identified in an interim period does not need to be reported at year end if it has been remediated prior to year end. It states, in relevant part: “Prior to the date specified in management’s assessment, management might implement changes to the company’s controls to make them more effective or efficient or to address control deficiencies. If the auditor determines that the new controls achieve the related objectives of the control criteria and have been in effect for a sufficient period to permit the auditor to assess their design and operating effectiveness by performing tests of controls, he or she will not need to test the design and operating effectiveness of the superseded controls for purposes of expressing an opinion on internal control over financial reporting.”
[2]	Speech by SEC Staff: Remarks before the 2008 AICPA National Conference on Current SEC and PCAOB Developments, by Marc Panucci, December 8, 2008.